EXHIBIT C

                            LETTER TO ISSUER'S BOARD

                                  CLINTON GROUP

6/26/2007



HealthSpring, Inc.
44 Vintage Way
Suite 300
Nashville, Tennessee 37228

Attention: Board of Directors

Gentlemen:

As of today, funds and accounts managed by Clinton Group Inc. ("Clinton") currently beneficially own approximately 5% of the outstanding shares of HealthSpring, Inc.

Two weeks ago, we sent the attached letter to Mr. Herbert A. Fritch describing our thoughts on opportunities to increase shareholder value. Despite what we believe is a prudent proposal designed to enhance shareholder value, we have not heard back from Mr. Fritch, so we deemed it appropriate to forward this letter to your attention as well.

Please feel free to contact me at your convenience at (212) 377-4224 or my colleague, Joseph De Perio, at (212) 739-1833 to discuss our proposal as well as any and all issues. We look forward to hearing from you.

Sincerely,


/s/ Conrad Bringsjord
Conrad Bringsjord
Senior Managing Director